EXHIBIT 99.1
                                                                    ------------


                              PUBLICIS GROUPE S.A.
              ISSUANCE AND LISTING OF NOTES EXCHANGEABLE FOR SHARES
                   OF THE INTERPUBLIC GROUP OF COMPANIES, INC.


On December 18, 2001, Publicis Groupe S.A. (the "Company") issued [EURO]200.0 million aggregate principal amount of notes due January 1, 2007 in the denomination of [EURO]10,000 each (the "Notes"). The Notes will bear interest at the rate of 2.0% per year, payable annually in arrears on January 1 of each year, with the first payment to be made on January 1, 2003. The Notes will be direct, unconditional, unsecured and unsubordinated obligations of the Company and will rank pari passu in right of payment with all other unsecured and unsubordinated obligations of the Company. The issue price of each Note is equal to the nominal value of each Note. The Notes will be redeemable, at the option of the holder, by way of exchange for a pro rata portion of the "exchange property" during the "exchange period," subject to the Company's right to settle the Notes for cash in certain circumstances. The exchange property shall initially consist of 4,885,950 shares of common stock of The Interpublic Group of Companies, Inc. ("IPG"), a corporation organized under the laws of Delaware (the "Shares"). The exchange period will begin on June 30, 2003 and end on the earlier of the fifth trading day prior to maturity (expected to be December 21, 2006) or the fifth trading day prior to the date set for any early redemption by Publicis. Unless previously redeemed or purchased and cancelled, the Notes will be repaid in full at maturity on January 1, 2007 at par plus accrued but unpaid interest, if any. Under certain circumstances, the Company will be entitled on or after January 10, 2005 to redeem in cash all, but not part, of the outstanding Notes. In addition, the Notes will be redeemable on March 1, 2004 at the option of the holders, in whole or in part, at a price equal to the principal amount thereof plus accrued but unpaid interest.

The Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "IPG". On January 23, 2002, the closing price of the Shares on the NYSE was U.S.$27.93 per Share.

The initial offering of the Notes was fully subscribed and was managed and underwritten by Dresdner Kleinwort Wasserstein. The Notes were listed on the Luxembourg Stock Exchange on Friday, February 1, 2002.

The Notes have not been, nor will they be, registered under the U.S. Securities Act of 1933 as amended (the "Securities Act"). As a result, they may only be offered or sold to certain persons in offshore transactions outside the United States in reliance on Regulation S under the Securities Act.

The Company is the world's sixth largest communications group (AdAge ranking, April 2001), with operations in 102 countries around the world. It reported year 2000 billings of [EURO]14.9 billion , revenues of [EURO]2.2 billion and net income (after amortization of goodwill) of [EURO]181 million (in each case on a proforma basis, giving full year effect to the acquisition of Saatchi & Saatchi dated September 2001). It has 20,000 employees.

This statement contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The use of the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s),""anticipate(s)" and similar expressions in this statement intend to identify those statements as forward looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those


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projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this statement. Other than in connection with applicable securities laws, the Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events. The Company urges you to review and consider the various disclosures it made concerning the factors that may affect its business carefully, including the disclosures made under the heading "Risk Factors" in documents the Company has filed with the U.S Securities and Exchange Commission.